American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

October 28, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed October 10, 2008
File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation ("we" or the "Company"), we respond as follows to the Staff’s comments, which were relayed to us orally on October 24, 2008, relating to the above-captioned amended registration statement on Form S-1. Captions and page references herein correspond to those set forth in the amended registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

For the Six Months Ended June 30, 2008, page 40

1.

With respect to your newly leased facility you state, "We expect to start production at the new facility by early September." Please update this statement and indicate whether or not production at the new facility has yet begun.

We have revised the disclosure on page 40 of the prospectus to indicate that we started production at the new facility in September 2008.

Our Business

Our Sales and Marketing Efforts

2.

The form of agreement between American Lorain and Shandong Lvan which was filed as Exhibit 10.22 to the prospectus does not contain a termination provision. If the agreements between American Lorain and Shandong Lvan may be terminated at any time by either party, please make such disclosure in the prospectus.

We have revised the disclosure on page 55 of the prospectus to indicate that such agreements may be terminated at any time by either party with no prior notice.

Exhibits

3.

Item 601(b)(5) of Regulation S-K requires that counsel opine on the validity of the securities being registered "when sold." The opinions filed state only that the Shares have been legally issued and are fully paid and non-assessable. Obtain and re-file opinions that comply with Item 601(b)(5).

The legal opinion of Kramer Levin Naftalis & Frankel LLP has been revised and re-filed as Exhibit 5.1.

If you have any questions, please do not hesitate to contact Abbe L. Dienstag of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9280, or by facsimile at (212) 715-8000.

Very truly yours,

By: /s/ Si Chen
Name: Si Chen
Title: Chief Executive Officer

cc:	Abbe Dienstag, Esq.
Bill Huo, Esq.